

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2011

Via Email
Shehzad Peermahomed
President
Salient Products Corporation
6455 Avenida Wilfredo
La Jolla, CA 92037

> **Re: Salient Products Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 1, 2011**
> **File No. 333-173508**

Dear Mr. Peermahomed:

   We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 27, 2011.

Risk Factors, page 8

1. We note that Diane Dalmy, your escrow agent and attorney, is on the list of prohibited attorneys from whom the OTC Markets will not accept attorney letters or legal opinions (http://www.otcmarkets.com/companies-advisors/prohibited-attorney). Given that you intend to contact a market maker immediately following the effectiveness of this registration statement to have the company's shares quoted on the OTC Bulletin Board, please add a risk factor that alerts investors that Ms. Dalmy is listed as a prohibited attorney and discuss the risks and uncertainties regarding her prohibited status including the impact on your ability to be quoted on the OTC Bulletin Board. Please also include this disclosure under the Plan of Distribution section on page 15.

Our attorney is also serving as our escrow agent…, page 12

2. It appears that you continue to use mitigating language in the last sentence of your risk factor regarding the role of your escrow agent. Please refer to prior comment 3 and revise to eliminate statements that mitigate the risk factor.

Item 6. Dilution, page 14

3. We note your response to prior comment 3 and your revised disclosure regarding the net tangible book value per share <u>after</u> the offering. However, your discussion regarding the company's net tangible book value, in the paragraphs preceding the table on page 14,

continue to refer to the net tangible book value and related information as of February 28, 2011. In addition, the net tangible book value per share <u>before</u> the offering included in the table continues to reflect February 28, 2011 results. Please revise all of your Item 6 disclosures to reflect dilution information as of the most recent balance sheet included in the filing (currently May 31, 2011).

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Balance Sheet Data, page 29</u>

4.   Revise your disclosures to indicate that your balance sheet data is as of May 31, 2011 and not March 31, 2011. Also, revise the paragraphs preceding such data to refer to May 31, 2011 and not February 28, 2011.

<u>Exhibit 99.2</u>

5.   We note that the Escrow Agreement filed as Exhibit 99.2 appears to be signed but undated. Please explain when the agreement was executed any why the agreement is undated.

        You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to me at (202) 551-3453.   If you require further assistance you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                                Sincerely,

                                                /s/ Jan Woo

                                                Jan Woo
                                                Attorney-Advisor

cc: <u>Via Email</u>
        Diane Dalmy